[Letterhead of the Province of British Columbia]

September 14, 2010

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Attention:  Ellie Bavaria

Province of British Columbia
Registration Statement under Schedule B of the Securities Act of 1933

Dear Ms. Bavaria,

The Province of British Columbia (the “Province”) respectfully requests that the Securities and Exchange Commission take such action as is necessary to accelerate the effective date of the Province’s Registration Statement under Schedule B (File No. 333-167980) of the Securities Act of 1933, as amended (the “Securities Act”) to 12:00 p.m., September 16, 2010, or as soon as practicable thereafter.  This request confirms that the Province is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the Province’s securities.

Please notify Tina Li of Shearman & Sterling LLP, the Province’s United States counsel, at 416-360-2985, of the effectiveness of the Registration Statement.

Very truly yours,

PROVINCE OF BRITISH COLUMBIA

By:	/s/ Darshi Klear
Name: Darshi Klear
Title: Executive Director